UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

LUTHER BURBANK CORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

550550 107
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d–1(b)
☐ Rule 13d–1(c)
☒ Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of Reporting Persons: Mark H. Trione, as trustee of The Mark & Catherine Trione Bank Holding Company Trust
(2)	Check the Appropriate Box if a Member of a Group (see instructions): (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) Sole Voting Power 4,220,000(1)
(6) Shared Voting Power 4,220,000(1)
(7) Sole Dispositive Power 4,220,000(1)
(8) Shared Dispositive Power 4,220,000(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,220,000(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions):
(11)	Percent of Class Represented by Amount in Row (9): 8.26%(2)
(12)	Type of Reporting Person (see instructions): IN
(1) See Item 4.
(2) As of the filing date, based upon the information provided by the Issuer as of October 31, 2022, reflecting 51,074,605 shares of Common Stock outstanding.

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(1)	Names of Reporting Persons: Catherine L. Trione, as trustee of The Mark & Catherine Trione Bank Holding Company Trust
(2)	Check the Appropriate Box if a Member of a Group (see instructions): (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) Sole Voting Power 4,220,000(1)
(6) Shared Voting Power 4,220,000(1)
(7) Sole Dispositive Power 4,220,000(1)
(8) Shared Dispositive Power 4,220,000(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,220,000(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions):
(11)	Percent of Class Represented by Amount in Row (9): 8.26%(2)
(12)	Type of Reporting Person (see instructions): IN
(1) See Item 4.
(2) As of the filing date, based upon the information provided by the Issuer as of October 31, 2022, reflecting 51,074,605 shares of Common Stock outstanding.

CUSIP No. 86846V108	SCHEDULE 13G	Page 4 of 6

EXPLANATORY NOTE
This Schedule 13G is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(d) in connection with the initial public offering of the Issuer (as defined below) and commencement of trading of its common stock on the NASDAQ Global Select Market on or about December 8, 2017, which means that the “Date of Event Which Requires Filing of this Statement” is December 31, 2017 (the “Initial Date”) and that the due date for filing this Schedule 13G pursuant to Rule 13d-1(c) was February 14, 2018. However, the Reporting Persons inadvertently failed to file a Schedule 13D at that time and are filing this corrective Schedule 13G on the date hereof. Although the original Schedule 13G was not timely filed, the security ownership of the Reporting Persons was otherwise fully disclosed in the definitive Proxy Statements of the Issuer filed on April 9, 2018, March 11, 2019, March 18, 2020, March 17, 2021 and March 16, 2022. As shown in Item 4 below, the information with respect to the beneficial ownership of common stock by the Reporting Persons is provided as of the Initial Date, and also includes disclosure of all transactions involving the Issuer’s common stock that were effected by the Reporting Persons during such period beginning on December 31, 2017 and ending as of the date hereof.

Item 1(a) Name of issuer: Luther Burbank Corporation (the “Issuer”)
Item 1(b) Address of issuer's principal executive offices: 520 Third St., Fourth Floor, Santa Rosa, California 95401
2(a) Name of person filing: Mark H. Trione and Catherine L. Trione, as co-trustees of The Mark & Catherine Trione Bank Holding Company Trust (the “Reporting Persons”)

Attached as Exhibit A is a copy of a joint filing agreement between the Reporting Persons.

2(b) Address or principal business office or, if none, residence: 101 D Street, Santa Rosa, California 95404
2(c) Citizenship: United States of America
2(d) Title of class of securities: Common stock, no par value
2(e) CUSIP No.: 550550 107
Item 3.    If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________
Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
As of the Initial Date: 4,220,000 shares of the Issuer’s common stock. Mark H. Trione is a founder of the Issuer and the Reporting Persons held these shares prior to the Issuer's initial public offering in December 2017.
As of the date hereof: 4,220,000 shares of the Issuer’s common stock.

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(b) Percent of class:
As of the Initial Date: 7.28%, based upon the information provided by the Issuer as of December 31, 2017, reflecting 56,422,622 shares of the Issuer’s common stock outstanding.
As of the date hereof: 8.26%, based upon the information provided by the Issuer as of October 31, 2022, reflecting 51,074,605 shares of the Issuer’s common stock outstanding.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
As of the Initial Date: 4,220,000 shares of the Issuer’s common stock.
As of the date hereof: 4,220,000 shares of the Issuer’s common stock.
Each trustee has the power to vote or direct the vote of the shares without the consent of the other trustee.
(ii) Shared power to vote or to direct the vote:
As of the Initial Date: 4,220,000 shares of the Issuer’s common stock.
As of the date hereof: 4,220,000 shares of the Issuer’s common stock.
(iii) Sole power to dispose or to direct the disposition of:
As of the Initial Date: 4,220,000 shares of the Issuer’s common stock.
As of the date hereof: 4,220,000 shares of the Issuer’s common stock.
Each trustee has the power to vote or direct the vote of the shares without the consent of the other trustee.
(iv) Shared power to dispose or to direct the disposition of:
As of the Initial Date: 4,220,000 shares of the Issuer’s common stock.
As of the date hereof: 4,220,000 shares of the Issuer’s common stock.
Item 5.    Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Item 6.    Ownership of More than 5 Percent on Behalf of Another Person. The Reporting Persons hold the shares as co-trustees of The Mark & Catherine Trione Bank Holding Company Trust
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable
Item 8.     Identification and Classification of Members of the Group. Not applicable
Item 9.     Notice of Dissolution of Group. Not applicable
Item 10.    Certifications. Not applicable

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Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2023	Signature:	/s/ Mark H. Trione
		Name:	Mark H. Trione
		Title:	Trustee of The Mark & Catherine Trione Bank Holding Company Trust

Date:	February 14, 2023	Signature:	/s/ Catherine L. Trione
		Name:	Catherine L. Trione
		Title:	Trustee of The Mark & Catherine Trione Bank Holding Company Trust

Exhibit 1

JOINT FILING AGREEMENT

February 14, 2023

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned (each a “Reporting Person”) hereby agrees to the joint filing on behalf of each of the Reporting Persons of a Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, no par value per share, of Luther Burbank Corporation, a California corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the Reporting Persons acknowledges that each shall be responsible for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect.

This Joint Filing Agreement may be executed in any number of counterparts, all of which shall constitute on and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

By: /s/ Mark H. Trione Mark H. Trione, Trustee of The Mark & Catherine Trione Bank Holding Company Trust

By: /s/ Catherine L. Trione Catherine L. Trione, Trustee of The Mark & Catherine Trione Bank Holding Company Trust